

September 13, 2013

Via E-Mail
Mr. William Tsumpes
Chief Executive Officer and Chief Financial Officer
T3 Motion, Inc.
2990 Airway Avenue, Building A
Costa Mesa, California 92626

> **Re:** **T3 Motion, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed April 16, 2013**
> **Form 10-Q for the quarter ended June 30, 2013**
> **Filed August 14, 2013**
> **File No. 001-35133**

Dear Mr. Tsumpes:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 32

1. Please expand your discussion of gross profit and sales and marketing expenses to quantify and discuss the significant cost components within these broad categories, such as licensing fees, product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that pricing increases and cost containment resulted in improvements to unit profit margins which were offset by

negative costing variances caused by low unit production and low per unit overhead allocation in the second half of 2012, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Your discussion of changes in R&D and general and administrative expenses should also be revised to quantify each reason for a significant change in the expense line item.

Item 9A. Controls and Procedures, page 35

Internal Control over Financial Reporting, page 35

2. We note your disclosure that "management has identified the following material weaknesses which have caused management to conclude that, as of December 31, 2012, our disclosure controls and procedures were not effective at the reasonable assurance level." In light of the fact that this section should conclude on the effectiveness of internal controls and procedures over financial reporting, rather than disclosure controls and procedures (which includes a conclusion in the second paragraph of Item 9A of your Form 10-K), please revise to appropriately disclose management's conclusion on the effectiveness of your internal controls over financial reporting as required by Item 308 of Regulation S-K.

Audited Financial Statements

Notes to the Financial Statements

Note 9. Related Party Notes Payable, page F-17
Loans from Ki Nam, our former Chief Executive Officer and Chairman, page F-18

3. We note your disclosure that on May 19, 2011, you issued to Mr. Nam units convertible into 632,243 shares of common stock, 632,243 Class H warrants and 632,243 Class I warrants in consideration of the cancellation of the $2,212,851 of principal and accrued interest then due under the 2010 Note. Please explain to us how you accounted for this conversion of debt and tell us if any gain or loss was calculated on the conversion. If so, please explain how any gain or loss recognized was calculated or determined.

Note 11. Derivative Liabilities, page F-21

4. We note your disclosure that as a result of the conversion of the Series A Preferred shares, you reclassified the balance of the derivative liabilities at the date of conversion of $4,182,992 to additional paid-in capital and recorded the remaining balance of the preferred stock discount at the date of conversion as a deemed dividend. Please explain to us, and revise Note 11 to disclose, the nature of the derivative liability related to the preferred shares, and tell us how you calculated or determined the amount of the derivative liability at the date of conversion.

5. We note your disclosure that during the years ended December 31, 2012 and 2011, you recorded other income of $7,752,076 and $2,313,555, respectively, related to the change in fair value of the warrants and embedded conversion features, which is included in other income in the statements of operations. Please explain to us, how you calculated or determined the amount of income recognized. Also, please explain to us and revise MD&A to disclose the reasons that led to a decrease in the fair value of the derivative liabilities in both 2012 and 2011.

Note 12. Equity, page F-24 Series A Convertible Preferred Stock, page F-24

6. We note your disclosure that in connection with the May 2011 Public Offering, Series A Preferred shareholders converted all outstanding Series A Preferred shares into 2,872,574 shares of common stock. Please tell us how you accounted for this conversion, including how you determined or calculated the conversion ratio of preferred shares into shares of common stock.

Form 10-Q for the quarter ended June 30, 2013

Note 8. Derivative Liabilities, page 16

7. We note from your disclosure in Note 8 that you recorded other income of $13,380,311 and $15,899,474 during the three and six months ended June 30, 2013 as a result of changes in the fair value of the Company's derivative liabilities. Please explain to us, and revise your discussion in MD&A and Note 8 to disclose how the change in fair value of the derivatives was calculated or determined, and the reasons for the decrease in the fair value of those derivatives. If the decrease in fair value was due to a decline in the fair value of your common shares, please indicate the changes in the fair value of your shares that occurred during the three and six months ended June 30, 2013. As part of your response, please also include the nature of any significant assumptions made or estimates used by management in determining the fair value of the warrants at each period end. Also, include in your response the amount of the change that resulted from the exercise price reduction of the Ki Nam and Immersive Warrants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief